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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form N-SAR
[_] Form N-CSR

                       For Period Ended: December 31, 2006
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       Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

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                          PART I REGISTRANT INFORMATION
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Full Name of Registrant:       TREY RESOURCES, INC.

        5 REGENT STREET, SUITE 520, LIVINGSTON, NJ                  07039
         (Address of principal executive offices)                 (Zip Code)

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PART II RULES 12B-25(b) AND (c)
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     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

     (c)       Not applicable.

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PART III NARRATIVE
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The Registrant has been unable to complete and file, when originally due, the Annual Report on Form 10-KSB as a result of delays in finalizing the financial statements in time for the independent accountants to review the Annual Report.
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PART IV  OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification

         Lawrence A. Muenz                   (202)            728-2909
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             (Name)                       (Area Code)    (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                 [X] Yes  [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                    [X] Yes  [ ] No

         Revenues for the fiscal year ended December 31, 2006, totaled $6,585,883, an increase of $2,405,808, or 57.6%. Net loss for the year ending December 31, 2006 was $2,321,573 as compared to net loss of $2,408,644 for the year ending December 31, 2005.

                              TREY RESOURCES, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    April 3, 2007             By:     /s/ Mark Meller
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                                       Name:   Mark Meller
                                               President and Chief Executive
                                               Officer